SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE 13G

(Amendment No. __)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

TeamStaff Inc.
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(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
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(Title of Class of Securities)

87815U 20 4
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(CUSIP Number)

January 10, 2006
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

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The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 87815U 20 4

1.  NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Bernard Korman

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 2,300,000
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 2,300,000
8. SHARED DISPOSITIVE POWER 0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,300,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(a)   N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.93%

12.  TYPE OF REPORTING PERSON

IN

CUSIP NO. 87815U 20 4

ITEM 1(a).     NAME OF ISSUER:

TeamStaff Inc.

ITEM 1(b).     ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

300 Atrium Drive, South Plainfield, New Jersey 08873

ITEM 2(a).     NAME OF PERSON FILING:

Bernard Korman

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2129 Chestnut Street, Philadelphia, Pennsylvania 19103

ITEM 2(c).      CITIZENSHIP:

United States

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (“Common Stock”)

ITEM 2(e).     CUSIP NUMBER:

87815U 20 4

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1 (B) , OR
                   13D-2 (B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Exchange Act;
(e)	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;
(i)	[ ]	Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP:

The Reporting Person filed a Schedule 13D on January 13, 2006 to reflect the purchase of the shares reported herein.

(a)	Amount beneficially owned:

2,300,000 shares of Common Stock

CUSIP NO. 87815U 20 4

(b)	Percent of Class:

11.93% as of the date of filing this statement. (Based on 19,278,270 shares of Common Stock issued and outstanding as of December 16, 2005, according to the Issuer’s Annual Report on Form 10-K for the year ended September 30, 2005)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

2,300,000

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

2,300,000

(iv)	Shared power to dispose or to direct the disposition of:

0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                    ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                    HOLDING COMPANY OR CONTROL PERSON:

Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10.                CERTIFICATIONS:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2006	/s/ Bernard Korman Bernard Korman